Exhibit 99.2

OSN+ and Anghami Sign Landmark Transaction Set to Transform MENA Entertainment

The combination of OSN+ and Anghami Inc. will be the first regional platform that provides video and music, backed by up to $50 million cash investment in Anghami and bringing together over 120 million registered users, 2.5+ million subscribers and $100+ million revenue at closing

The OSN Group will invest in Anghami at a valuation of $3.65 per share, 3.9x the stock’s average price for the past month

ABU DHABI, UAE, Nov. 21, 2023 /PRNewswire/ -- In a milestone transaction set to reshape the MENA media and entertainment landscape, OSN+, the region’s leading streaming platform for premium content and Anghami Inc. (NASDAQ: ANGH) (“Anghami”), the leading music and entertainment streaming platform in the Middle East and North Africa have announced a deal that will combine their businesses. A first of its kind in the region, the combination of the two local home-grown brands will offer consumers unprecedented digital aggregation of the best and latest in premium movies, TV shows, music, podcasts and more while providing a rich and seamless user experience.

OSN+ and Anghami Sign Landmark Transaction Set to Transform MENA Entertainment

Backed by a cash investment of up to $50 million from OSN Group in Anghami, the deal will bring together over 120 million registered users, more than 2.5 million paying subscribers with over $100 million in revenue at closing, transforming Anghami Inc. into one of the region’s largest streaming platforms. Anghami boasts a catalogue of over 100 million songs, with exclusives from artists such as Amr Diab, the all-time best-selling Middle Eastern artist, while OSN+ has over 18,000 hours of video content and exclusive partnership with premium international studios such as HBO, NBC Universal, Paramount, and leading Arabic and Turkish studios.

With customer-centricity at its core, the new platform will be committed to offering the best product and content experience in the region. Recognizing the power of both brands, the platform will leverage Anghami’s strong tech stack and rich music catalogue coupled with OSN+’s library of premium video content to deliver a unique digital streaming experience with AI-driven hyper personalization that prioritizes recommendations based on user preference.

Elie Habib, co-founder of Anghami and set to be the CEO of the combined business commented: “Joining forces with OSN+ is a leap in Anghami’s journey to reinvent entertainment in the Arab World. We’re bringing together technology, music and video to build a comprehensive media ecosystem. It’s a chance to deepen our connection with our users and to create something they will truly love.”

Joe Kawkabani, CEO, OSN Group, added: “This is a major milestone in OSN’s journey as we continue to scale up our streaming business. Combining OSN+ content with Anghami’s technology enables us to deliver the best of entertainment all in one place for our customers, ensuring we are continuously evolving our offering to meet their needs. As two home-grown entities with an unmatched understanding of the local market, we are confident that this new offering will change the face of the regional streaming landscape.”

The OSN Group will invest in Anghami at a valuation of $3.65 per share, 3.9x the stock’s average price for the past month. Anghami intends to maintain the listing of its ordinary shares on the Nasdaq Stock Market following the closing of the transaction. The transaction is expected to close in the first quarter of 2024, subject to customary closing conditions and regulatory approvals. Following the closing of the transaction, OSN Group will own a majority stake in Anghami Inc. The final amount of the OSN Group’s cash investment in Anghami and the final number of Anghami securities to be issued in a private placement to the OSN Group is subject to adjustment based on the terms of the definitive transaction agreement. In addition to its stake in Anghami, OSN will continue to run its linear TV business OSNtv, with Joe Kawkabani as Group CEO.

Cautionary Language

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “will,” “estimate,” “project,” “budget,” “anticipate,” “intend,” “plan,” “may,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements because they relate to events and depend upon future circumstances that may or may not occur, such as the consummation of the transaction and the anticipated benefits thereof.  Most of these factors are outside Anghami’s control and are difficult to predict.  Factors that may cause such differences include, but are not limited to, the risk that the completion of the transaction on the anticipated terms and timing may not occur, including obtaining required regulatory approvals, and the satisfaction of other conditions to the completion of the transaction; potential litigation relating to the transaction, including the effects of any outcomes related thereto; the risk that Anghami may not otherwise meet the requirements for continued listing on the Nasdaq Stock Market; the risk that disruptions from the transaction will harm Anghami’s business, including current plans and operations; the ability of Anghami to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; legislative, regulatory and economic developments affecting Anghami’s business; general economic and market developments and conditions; potential business uncertainty, including changes to existing business relationships, during the pendency of the transaction that could affect Anghami’s financial performance; certain restrictions during the pendency of the transaction that may impact Anghami’s ability to pursue certain business opportunities or strategic transactions; unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, pandemics, outbreaks of war or hostilities, as well as Anghami’s response to any of the aforementioned factors; significant transaction costs associated with the transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; competitive responses to the transaction; the risks and uncertainties pertaining to Anghami’s business; and other risks and uncertainties identified in Anghami’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2023, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of Anghami’s ordinary shares, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About OSN+

OSN+ is the region’s leading local premium streaming service, featuring an incredible line-up of exclusive global and local curated content. Led by its long-term partnerships with major studios including HBO, NBC Universal, Paramount+, Endeavor Content, MGM, and Sony, the platform ensures the latest content at the same time as the US, including critically acclaimed series and must-see movies, as well as world-class Arabic original content and OSN+ Originals.

OSN+ can be accessed through all your favourite devices, including major TV platforms, all iOS, and Android devices, and from the web. Find out more and stream now at www.osnplus.com

About OSN

OSN is the leading service for premium entertainment servicing the MENA region in 22 countries featuring exclusive and in-demand premium global and local hit tv series and films. OSN delivers content across multiple divisions: OSN+, OSNtv, and b2b offerings in every market. Home to the most compelling content from around the world, OSN spearheads premium content including Western, Arabic, Turkish and more across divisions, distinctively known for broadcasting the latest content on the same day as the US, including popular series, blockbuster movies, and the best in kids and lifestyle programming.

OSN’s ambition is to deliver entertainment everywhere for everyone, which is informed by the company’s three key pillars: A customer-first approach, unrivaled exclusive content, and unbeatable value. By seamlessly bringing together Global Network Partnerships, Studios, and Originals, along with reimagined Linear channels, OSN provides an ecosystem of entertainment.

For media inquiries, please contact:

Cham Alatrach

cham.alatrach@ipn.ae

+971 58 596 7729

Impact Porter Novelli

About Anghami

The first, most-established and fastest-growing music technology platform in the Middle East and North Africa region, Anghami is the go-to destination for Arabic and International music, podcasts and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world. Launched in 2012, Anghami was the first music-streaming platform in MENA to digitize the region’s music. Today, it has the largest catalogue comprising more than 100 million songs and licensed content from leading Arabic labels, independent artists and global distributors, available for 120 million registered users. Anghami has established 40+ telco partnerships to facilitate subscriptions and customer acquisitions, in parallel to building long-term relationships with, and featuring music from, major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly licensing and producing new and original content. Headquartered in Abu Dhabi, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. To learn more about Anghami, please visit: https://anghami.com

For media inquiries, please contact:

Marian Bahader

press@anghami.com

Investor Relations:

ir@anghami.com

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